Exhibit 99.1

Ctrip Filed 2017 Annual Report on Form 20-F

SHANGHAI, April 23, 2018 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2017 with the Securities and Exchange Commission on April 23, 2018. The annual report is available on the Company’s website at ir.ctrip.com. Holders of the Company’s securities may request a copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 ext 196455
Email: iremail@ctrip.com